Exhibit 21.1

Ocean Energy, Inc.

The following is a listing of significant subsidiaries as of March 9, 2002:

Jurisdiction of Incorporation
Name of Subsidiary	or Organization

Big Sky Gas Marketing Corporation	Delaware
Havre Pipeline Co. L.L.C	Texas
Ocean Angola Corporation	Delaware
Ocean Côte d’Ivoire, Ltd.	Cayman Islands
Ocean Energy, Inc.	Louisiana
Ocean Energy Limitada	Brazil
Ocean Equatorial Guinea Corporation	Delaware
Ocean International, Ltd.	Delaware
Ocean International Holdings, Ltd.	Cayman Islands
Ocean East Zeit Petroleum, Ltd.	Cayman Islands
Ocean (Egypt), Ltd.	Cayman Islands
Ocean (Egypt) East Beni Suef, Ltd.	Cayman Islands
Ocean Field Services Company	Texas
Ocean SW Gebel El Zeit, Ltd.	Cayman Islands
Ocean WAG Petroleum, Ltd.	Cayman Islands
Seagull Marketing Services Inc.	Texas
Seagull Pipeline & Marketing Inc.	Delaware
Seagull Series 1995 L.L.C.	Delaware
Seagull Series 1995 Trust	Delaware
Texneft Inc.	Texas